Exhibit 1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

WPP Finance 2010 Announces Results of its Tender Offer For Certain of its Dollar-Denominated Notes

May 8, 2019

WPP Finance 2010 (“WPP”) announces today the results of its offer to purchase (the “Offer”) any and all of the outstanding notes listed in the table below (collectively, the “Notes”) as further described in the Offer to Purchase, dated May 1, 2019 (the “Offer to Purchase”). Capitalised terms used in this announcement but not defined have the meaning given to them in the Offer to Purchase.

The Offer expired at 5.00p.m. (Eastern time) on May 7, 2019.

According to information provided by the Tender Agent, US$409,488,000 aggregate principal amount of the Notes were validly tendered at or prior to the Expiration Time and not validly withdrawn. These amounts include US$479,000 aggregate principal amount of Notes to be tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase, which remain subject to the holders’ performance of the delivery requirements under such procedures. All such Notes have been accepted for purchase. The “Settlement Date” for the Offer is expected to be May 10, 2019. The following table sets forth the aggregate principal amount of Notes validly tendered and not withdrawn in the Offer:

Title of Security	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered]	Aggregate Principal Amount Tendered using guaranteed delivery procedures
5.125% Notes due September 2042	92936M AD9 / US92936MAD92	US$271,578,000	US$178,744,000	N/A
5.625% Notes due November 2043	92936M AE7 / US92936MAE75	US$450,310,000	US$230,265,000	US$479,000

(1)	Excluding principal amounts of Notes tendered using guaranteed delivery procedures.

Holders whose Notes are accepted for purchase will be paid accrued and unpaid interest on such Notes to, but not including, the Settlement Date (such amount, “Accrued Interest”). Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer.

For additional information, please contact the Dealer Managers at ING Financial Markets LLC at +1 (877) 446-4930 (toll free) or +1 646 424 8972 (collect) or +44 20 7767 6784 (Europe), J.P. Morgan Securities LLC at +1 (866) 834-4666 (toll free) or + 1 212 834-3424 (collect) and Merrill Lynch International at +1 (980) 387-3907 (collect) or +1 (888) 292-0070 (toll free), +44-20-7996-5420 (Europe) or DG.LM_EMEA@baml.com, or the Tender Agent, D.F. King & Co., Inc at +1 (866) 745-0267 (toll free) or +1 (212) 269-5550 or wpp@dfking.com.

Market Abuse Regulation

This announcement is released by WPP Finance 2010 and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (“MAR”), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Paul Richardson of WPP Finance 2010.

Disclaimer

This announcement does not constitute an invitation to participate in the Offer.

The distribution of this announcement and/or the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer to Purchase come(s) are required by WPP, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.